PROSPECTUS SUPPLEMENT No. 4

$378,135,000

Anixter International Inc.

Liquid Yield Option™ Notes Due 2033
(Zero Coupon — Senior)
and
Common Stock Issuable Upon
Conversion of the LYONs

        This prospectus supplement supplements the prospectus dated October 8, 2003 of Anixter International Inc., as supplemented November 21, 2003, January 24, 2004 and April 19, 2004 relating to the sale by certain of our securityholders (including their pledgees, donees, transferees or other successors) of up to $378,135,000 principal amount at maturity of LYONs and up to 5,126,905 shares of common stock to be issued upon conversion of the LYONs. The shares to be issued reflects an adjustment in the LYONs conversion ratio from 12.8773 shares of common stock to 13.5584 shares of common stock per $1,000 principal amount at maturity of LYONs, as the result of the payment of an extraordinary dividend. All previously disclosed amounts of common stock issuable upon conversion of LYONs shall be deemed to be recalculated pursuant to this updated conversion ratio. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

      The table of Selling Securityholders contained in the prospectus is hereby amended to add the entities who are named below as Selling Securityholders.

	Aggregate
	Principal Amount			Percentage of
	of LYONs at	Percentage of	Number of Shares	Common
	Maturity That	LYONS	of Common Stock	Stock
Name of Selling Securityholder	May Be Sold	Outstanding	That May Be Sold	Outstanding

National Benefit Life Insurance Company	$142,000	*	1,925	*
Primerica Life Insurance Company	1,397,000	*	18,941	*
The Travelers Indemnity Company	2,681,000	*	36,350	*
The Travelers Insurance Company – Life	9,847,000	2.60	133,509	*
The Travelers Insurance Company – Separate Account TLAC	279,000	*	3,782	*
The Travelers Life and Annuity Company	719,000	*	9,748	*
The Standard Fire Insurance Company	2,681,000	*	36,350	*
Travelers Casualty Insurance Company of America	3,554,000	*	48,186	*
Travelers Series Trust Convertible Bond Portfolio	3,150,000	*	42,708	*
Travelers Series Trust Convertible Bond Portfolio	1,400,000	*	18,981	*
UBS Securities LLC	4,200,000	1.11	56,945	*
Zurich Institutional Benchmarks Management Fund c/o Quattro Fund	675,000	*	9,151	*
* Less than 1%

      Investing in the LYONs or the common stock involves risks described in the “Risk Factors” section beginning on page 6 of the prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

™ Trademark of Merrill Lynch & Co.

      The date of this prospectus supplement is June 18, 2004